Exhibit 99.1

JUST ENERGY GROUP INC.

MATERIAL CHANGE REPORT
(Form 51-102F3)
1. Name and Address of Company:

    Just Energy Group Inc. (“Just Energy”)
    6345 Dixie Road, Suite 200
    Mississauga, Ontario
    L5T 2E6

2. Date of Material Change:

    January 17, 2017

3. News Release:

    A news release regarding the material change was disseminated by Just Energy over Marketwired on January 17, 2017.

4. Summary of Material Change:

    Just Energy announced the early redemption of the remaining $94,652,000 of its 6.0% Convertible Debentures scheduled to mature on June 30, 2017 (the “Debentures”).

5. Full Description of Material Change:

5.1	Full Description of Material Change

Just Energy will redeem the outstanding $94,652,000 principal amount of the Debentures on February 21, 2017 (the “Redemption Date”). On the Redemption Date, Just Energy will pay in cash to the holders of Debentures, a redemption price equal to $1,008.5479 for each $1,000 principal amount of Debentures, being equal to the aggregate of $1,000 principal amount and all accrued plus unpaid interest thereon to but excluding the Redemption Date, in each case less any taxes required to be deducted or withheld. Formal notice of redemption was delivered to the holders of Debentures in accordance with the terms of the trust indenture governing the Debentures on January 17, 2017. The Redemption Date shall also constitute the time of expiry in respect of the conversion right attached to the Debentures.

6. Reliance on subsection 7.1(2) of National Instrument 51-102:

    Not Applicable.

7. Omitted Information:

    Not Applicable.

8. Executive Officer:

    For further information, please contact Patrick McCullough, Chief Financial Officer at (713) 933-0895.

9.	Date of Report: January 27, 2017.